EXHIBIT 99.1

Hydrogenics Reports First Quarter 2017 Results

Recent Developments Build Momentum for Growth in 2017 & Beyond

MISSISSAUGA, Ontario, May 12, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2017 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“The year is certainly off to a strong start, with many awards and accomplishments that bode well for the remainder of 2017,” said Daryl Wilson, Hydrogenics’ President and CEO. “In the past few months, we announced a 2.4 megawatt Power-to-Gas award in Germany, a similar 1 megawatt system in Scotland, two fueling stations in Greater Toronto, and the largest renewable hydrogen fueling station in the U.S. In addition, we announced the introduction of our next-generation 3 megawatt PEM electrolyzer stack.  Finally, we reached an agreement with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) for a $21 million private placement at a price of $7.83 per share. We’re setting the stage to take Hydrogenics to the next level, and we anticipate increasing top line growth as the year progresses. I’m very proud of all we’ve accomplished thus far but – given our new contracts around the globe and increasing presence in China – am even more excited by what I see going forward.”

Summary of Results for the Quarter Ended March 31, 2017

  Company revenue rose 104% year-over-year to $8.8 million from $4.3 million. The increase reflects higher shipments within the Company’s Power Systems business related to Chinese mobility orders and commuter trains in Europe, along with higher revenue tied to the long-term integrated power propulsion contract.
  Gross profit increased 121% to $2.7 million in the current quarter from $1.2 million in the prior-year period, and gross margin increased to 30% versus 28% in 2016. The higher gross margin was principally due to improved business volume and product mix.
  Cash operating costs1 increased $0.1 million to $3.3 million in the current quarter compared to $3.2 million in the prior-year period due to higher selling, general and administrative expense (“SG&A”), partially offset by a slight reduction in net research and development (“R&D”) expense.
  The Company’s Adjusted EBITDA2 loss improved by 63% to $0.7 million in the first quarter of 2017 versus $1.9 million in the prior-year period. This change reflects the higher gross profit, partially offset by the increase in cash operating costs noted above.
  The net loss for the quarter was $2.3 million, or $(0.18) per share, versus $2.4 million, or $(0.19) per share, in the prior-year period.
  The Company ended the first quarter of 2017 with the highest backlog level in history at $109.8 million, securing orders of $11.0 million for Power-to-Gas systems, fueling stations, industrial gas applications and mobility systems. Order backlog movement during the first quarter (in $ millions) was as follows:

	December 31, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	March 31, 2017 backlog
OnSite Generation	$20.8	$9.5	$0.2	$2.1	$28.4
Power Systems	85.8	1.5	0.8	6.7	81.4
Total	$106.6	$11.0	$1.0	$8.8	$109.8
  Of the above backlog of $109.8 million, the Company expects to recognize $44.1 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders both received and delivered during the balance of 2017.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 1:00 p.m. EDT on May 12, 2017 to review the first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended March 31
	2017	2016
Selling, general and administrative expenses	$3,001	$2,248
Research and product development expenses	1,005	1,123
Total operating costs	$4,006	$3,371
Less: Depreciation of property, plant and equipment and intangibles	(106)	(79)
Less: Loss on disposal of assets	(145)	-
Less: DSU expense	(265)	30
Less: Stock-based compensation expense (including PSUs & RSUs)	(151)	(129)
Cash operating costs	$3,339	$3,193

Adjusted EBITDA

	Three months ended March 31
	2017	2016
Net loss	$(2,266)	$(2,362)
Finance loss	940	202
Depreciation of property, plant and equipment and intangible assets	199	172
DSU expense (recovery)	265	(30)
Stock-based compensation expense (including PSUs & RSUs)	151	129
Adjusted EBITDA	$(711)	$(1,889)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$10,608	$10,338
Restricted cash	712	405
Trade and other receivables	14,336	9,802
Inventories	16,562	17,208
Prepaid expenses	759	918
	42,977	38,671
Non-current assets
Restricted cash	331	535
Investment in joint ventures	2,937	1,750
Property, plant and equipment	3,306	4,095
Intangible assets	190	203
Goodwill	4,074	4,019
	10,838	10,602
Total assets	$53,815	$49,273

Liabilities
Current liabilities
Operating borrowings	$3,744	$2,111
Trade and other payables	9,759	7,235
Financial liabilities	4,632	3,939
Warranty provisions	1,322	1,221
Deferred revenue	13,093	10,788
	32,550	25,294
Non-current liabilities
Other non-current liabilities	9,008	9,262
Non-current warranty provisions	543	841
Non-current deferred revenue	3,176	3,494
	12,727	13,597
Total liabilities	45,277	38,891
Equity
Share capital	365,982	365,923
Contributed surplus	19,347	19,255
Accumulated other comprehensive loss	(3,352)	(3,623)
Deficit	(373,439)	(371,173)
Total equity	8,538	10,382
Total equity and liabilities	$53,815	$49,273

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	2017	2016
Revenues	$8,837	$4,329
Cost of sales	6,157	3,118
Gross profit	2,680	1,211

Operating expenses
Selling, general and administrative expenses	3,001	2,248
Research and product development expenses	1,005	1,123
	4,006	3,371

Loss from operations	(1,326)	(2,160)

Finance income (loss)
Interest expense, net	(469)	(433)
Foreign currency gains (losses), net	61	(36)
Loss from joint venture	(70)	56
Other finance gains (losses), net	(462)	211
Finance income (loss), net	(940)	(202)

Loss before income taxes	(2,266)	(2,362)
Income tax expense	-	-
Net loss for the period	(2,266)	(2,362)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	271	386
Comprehensive loss for the period	$(1,995)	$(1,976)

Net loss per share
Basic and diluted	$(0.18)	$(0.19)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,266)	$(2,362)
Decrease (increase) in restricted cash	(90)	230
Items not affecting cash
Loss on disposal of assets	111	-
Amortization and depreciation	199	172
Unrealized other gains on hedging	-	(69)
Other finance losses (gains), net	420	(131)
Unrealized foreign exchange losses (gains)	14	204
Unrealized loss (gain) on joint venture	70	(56)
Accreted non-cash and unpaid interest and amortization of deferred financing fees	213	365
Stock-based compensation	151	129
Stock-based compensation - DSU’s	265	(30)
Net change in non-cash operating assets and liabilities	283	(2,502)
Cash used in operating activities	(630)	(4,050)

Investing activities
Investment in joint venture	(93)	-
Proceeds from disposals of property, plant and equipment	1,035	-
Purchase of property, plant and equipment	(1,556)	(628)
Receipt of IDF government funding	359	185
Purchase of intangible assets	-	(42)
Cash used in investing activities	(255)	(485)

Financing activities
Repayment of repayable government contributions	(56)	(54)
Principal repayment of long-term debt	(434)	-
Proceeds of operating borrowings	1,639	-
Repayment of operating borrowings	-	(1,076)
Cash provided by (used in) financing activities	1,149	(1,130)

Increase (decrease) in cash and cash equivalents during the period	264	(5,665)
Cash and cash equivalents - Beginning of period	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	6	37
Cash and cash equivalents - End of period	$10,608	$17,770

Supplemental disclosure
Interest paid	$298	$208

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com